AMENDED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15026084

SEC Mail Processing Section APR 02 2015 Washington DC 404

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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8-44110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Green Street Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Newport Center Drive, Ste 800
(No. and Street)

Newport Beach (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Warner Griswold (949) 640-8780
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

601 South Figueroa Street (Address) Los Angeles (City) California (State) 90017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Warner Griswold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Green Street Trading, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

* see attached certificate

[signature]
Signature

CHIEF OPERATING OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLS FARGO

Jurat Certificate California only

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 25th

day of Feb., 2015 by Scott Warner Griswold

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Place Seal Here

Signature Mary DiRuscio

MARY DIRUSCIO
COMM. #2094378
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Commission Expires 01/13/2019

* This certificate is attached to a two paged Annual Audited Report.

DSG3018CA (Rev00_12-14)

Green Street Trading, LLC

SEC ID 8-44110

Report Pursuant to Rule 17a-5 (d)

Financial Statements and Supplemental Schedule

As of and for the Year Ended December 31, 2014

INDEX TO FINANCIAL STATEMENTS

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Green Street Trading, LLC:

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in members' equity and cash flows present fairly, in all material respects, the financial position of Green Street Trading, LLC, ("the Company"), at December 31, 2014, and the results of its operations and its cash flows for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 13 to the financial statements, the Company has revised its 2013 financial statements as of and for the year ended December 31, 2013 from the amounts previously reported on by other auditors. We also have audited the adjustments to the 2013 financial statements to correct the errors as described in Note 13. In our opinion, such adjustments are appropriate and have been properly applied. As the prior period financial statements have not been presented herein, the revision has been effected as an adjustment to the January 1, 2014 opening equity balance. Our opinion is not modified with respect to this matter.

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

March 16, 2015

PricewaterhouseCoopers LLP, 601 South Figueroa Street, Los Angeles, CA 90017
T: (213) 356 6000, F: (813) 637 4444, www.pwc.com/us

Green Street Trading, LLC
Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	2,828,173
Receivable from clearing organization		284,199
Deposit with clearing organization		1,000,00
Accounts receivable		34,345
Property and equipment, net		5,988
Other assets		114,364
Total assets	$	4,267,069
Liabilities		
Accounts payable and accrued expenses	$	431,798
Payable to clearing organization		62,976
Payable to related party		331,431
Employee compensation and benefits payable		1,346,556
Sales tax payable		124,473
Income taxes payable		414,414
Total liabilities		2,711,648
Member's equity		1,555,421
Total liabilities and member's equity	$	4,267,069

The accompanying notes are an integral part of these financial statements.

Green Street Trading, LLC
Statement of Income
For the Year Ended December 31, 2014

Revenues	
Trading commissions and designation	$ 18,464,565
Subscription revenue	12,909,906
Consulting and special projects	7,469,046
Direct pay revenue	7,300,353
Interest and other income	71,932
Total revenues	46,215,802
Expenses	
Employee compensation and benefits	22,004,799
Professional fees	2,249,730
Communication and data processing	2,111,820
Floor brokerage, exchange, and clearance fees	1,608,574
Insurance	1,219,618
Travel and related expenses	1,130,224
Occupancy expense	1,113,871
License fee expense	604,738
Sales tax expense	313,688
Depreciation	180,624
Other operating expenses	778,104
Total expenses	33,315,790
Net income before income tax provision	12,900,012
Income tax provision	240,313
Net income	$ 12,659,699

The accompanying notes are an integral part of these financial statements.

Green Street Trading, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2014

	Common Stock and Additional Paid in Capital	Retained Earnings/(Deficit)	Total
Balance, as reported December 31, 2013	$ 5,418,606	$ 8,059,235	$ 13,477,841
Adjustments (note 13)	(197,530)	(1,919,977)	(2,117,507)
Balance, as revised December 31, 2013	$ 5,221,076	$ 6,139,258	$ 11,360,334

	Member's Equity
Conversion to LLC (note 1)	$ 11,360,334
Contributions	1,000,000
Distributions	(31,703,935)
Stock-based compensation	(2,062,499)
Reorganization (Note 3)	10,301,822
Net income	12,659,699
Balance at December 31, 2014	$ 1,555,421

The accompanying notes are an integral part of these financial statements.

Green Street Trading, LLC

Statement of Cash Flows

For the Year Ended December 31, 2014

Cash flow from operating activities:		
Net income		$ 12,659,699
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	$ 180,624	
(Increase) decrease in assets:		
Receivable from clearing organization	1,269,446	
Deposit with clearing	(900,000)	
Accounts receivable, net	(1,764,368)	
Investments, at market value	1,811,862	
Receivable from related parties	71,080	
Other assets	(233,698)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	157,771	
Payable to clearing organization	52,363	
Payable to related party	(495,730)	
Employee compensation and benefits payable	(14,288)	
Deferred revenue	1,258,573	
Deferred rent	1,695	
Sales Tax Payable	313,688	
Income taxes payable	(16,753)	
Deferred compensation payable	6,140	
Net cash provided by operating activities		14,358,104
Cash flow from investing activities:		
Purchase of property and equipment	(158,208)	
Net cash used in investing activities:		(158,208)
Cash flow from financing activities:		
Capital contributions	1,000,000	
Stock-based compensation	(2,062,499)	
Capital distributions	(31,656,117)	
Net cash used in financing activities:		(32,718,616)
Net decrease in cash and cash equivalents		(18,518,720)
CASH & CASH EQUIVALENTS – BEGINNING		21,346,893
CASH & CASH EQUIVALENTS – ENDING		$ 2,828,173

Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	258,666
Non-cash contribution from parent related to reorganization (note 3)	10,301,822
Non-cash distribution to parent	(47,818)

The accompanying notes are an integral part of these financial statements

Note 1: ORGANIZATION AND BASIS OF PRESENTATION

Green Street Trading, LLC (the "Company") is a limited liability company formed in the State of California. The Company, formerly known as Green Street Advisors, Inc., was incorporated in the State of California on December 15, 1987. On July 11, 2014, the Company converted from a California corporation to a California limited liability company. On December 10, 2014, a reorganization of the Company and its subsidiaries took place (the "Reorganization") and the Company was renamed Green Street Trading, LLC (note 3).

The Company is a wholly-owned subsidiary of Green Street Advisors, LLC (formerly known as Green Street Research, LLC) (the "Parent") and is affiliated through common ownership with Green Street Investors, LLC ("GSI") and Green Street Advisors (UK), Ltd. Prior to the Reorganization, the Company was a wholly-owned subsidiary of Green Street Holdings, Inc.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company focuses primarily on Real Estate Investment Trusts and other publicly traded real estate investments. Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not clear securities transactions for customers. Accordingly, the Company is claiming exemption from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Continued)

(B) Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

(C) Accounts Receivable

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not necessary.

(D) Receivables From and Payable to Clearing Brokers

Receivable from clearing organization represent commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts as all amounts are considered collectible.

(E) Property and Equipment, net

Fixed Assets are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

(F) Revenue Recognition

(i) Trading Commissions and Designation

The Company's sales and trading business generates revenue from equity securities' trading commissions paid by institutional investor customers. Commissions are recognized on a trade date basis.

(ii) Subscription Revenue

Subscription revenue is derived from providing research products and consulting services that lead to superior investment performance and insight for its clients. As an alternative to the commission arrangement, certain clients elect to pay a set fee for a subscription to the research service and are invoiced for a period ranging from three months to a year. Revenue is recognized when (1) there is persuasive evidence of an arrangement, (2) the fee is fixed and determinable, (3) services have been rendered and payment has been contractually earned and (4) collectability is reasonably assured. Revenues from subscription-based services are recognized on a straight-line basis over the term of the agreement. Deferred revenue results from advance cash receipts from customers or amounts billed in advance to customers from the sale of subscription services and is recognized over the term of the agreement.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Continued)

(iii) Consulting and Special Projects

For revenue derived from consulting services, revenues are recorded when earned, the fees are determinable and collection is reasonably assured. Upfront fees are generally deferred and recognized as revenue ratably over the expected period in which the related services are rendered. Upon successful completion of a transaction or termination of an engagement, the recognition of revenue would be accelerated.

(iv) Direct Pay

Direct Pay revenue is derived from equity trading customers who prefer to pay for research products directly rather than through trading commissions or have entered a commission sharing agreement. These arrangements typically do not have binding contracts with stated terms or amounts. Revenue is recognized when earned.

(G) Stock-Based Compensation

Stock-based compensation expense is measured at the grant date of the stock-based awards that vest over set time periods based on their fair values, and is recognized on a straight-line basis as expense over the vesting periods of the awards.

(H) Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 16, 2015, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 3: BUSINESS CHANGES AND DEVELOPMENT

The Company underwent a Reorganization which was finalized on December 10, 2014. The result of this Reorganization was the distribution up to the parent of the Company of certain assets and certain liabilities associated with the Company's investment advisors business. Accounts receivable represents $7,017,215 of the $8,227,982 in Total Assets distributed to the parent and is associated with the Company's Subscription, Direct Pay and Consulting business lines. Deferred Revenue and Accrued Payroll represent $9,710,857 and $5,980,196, respectively, of the $18,529,804 in Total Liabilities distributed to the parent. Deferred Revenue is associated primarily with the Company's Subscription business line. Accrued Payroll is associated with bonus amounts payable to employee's that were transferred from the Company to the Parent. A summary of this distribution of assets and liabilities is included below.

Note 3: BUSINESS CHANGES AND DEVELOPMENT

(Continued)

As a result of the Reorganization, the Company recorded approximately $1,750,000 transaction-related costs for the year ended December 31, 2014. These costs were directly related to the Reorganization and the transaction and were expensed as incurred and recorded in professional fees.

	Net Assets/(Liabilities) transferred by the Company to the Parent on December 10, 2014
Accounts receivable	$ 7,017,215
Other assets	1,210,767
Deferred revenue	(9,710,857)
Accrued payroll	(5,980,196)
Other liabilities	(2,838,751)
Net Assets/(Liabilities) transferred to Parent	(10,301,822)

Note 4: RECEIVABLE FROM CLEARING ORGANIZATION

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2014, the receivable from clearing organization of $284,199 was pursuant to these clearance agreements.

Note 5: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with JP Morgan ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. The balance at December 31, 2014 was $1,000,000.

Note 6: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

	Prior to Reorganization	*Reorganization*	*Balance*	*Useful Life*
Office equipment	965,802	(872,208)	93,594	5-7
Leasehold improvement	939,851	(939,851)	0	7-10
Total cost of property and equipment	1,905,653	(1,812,059)	93,594	
Less: accumulated depreciation	(1,081,675)	994,069	(87,606)	
Property and equipment, net	823,978	(817,990)	5,988	

Depreciation expense for the year ended December 31, 2014 was $180,624.

Note 7: INCOME TAXES

As discussed in Note 1, the Company is a wholly–owned subsidiary and is included in the consolidated income tax returns filed by its Parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

As discussed in the Summary of Significant Accounting Policies (Note 2), Until July 11, 2014, the Company had elected to be an S Corporation and accordingly have its income taxed under Section 1361 of the Internal Revenue Code (the "Code"). On July 11, 2014, the Company converted to a California limited liability company and elected to be classified as a disregarded entity for federal income tax purposes. Therefore the Company is not required to maintain a federal income tax provision.

However, the State of California recognizes S corporations for tax purposes and imposes a 1.5% tax on net income or a minimum Franchise Tax of $800, whichever is greater. Additionally, the State of California imposes taxes and fees on limited liability companies at the entity level. Limited liability companies organized in California are subject to an annual franchise tax of $800 and an annual fee for any year in which total income derived from or attributable to California is $250,000 or more. The Texas franchise tax is a privilege tax imposed on each taxable entity formed or organized in Texas or doing business in Texas. The tax base is the taxable entity's margin. Margin equals the lowest of three calculations, 1) total revenue minus cost of goods sold, 2) total revenue minus compensation, or 3) total revenue times 70 percent. The franchise tax rate for 2014 is 0.975%.

Note 7: INCOME TAXES

(Continued)

The income tax provision is as follows:

California state income taxes	$	73,200
Texas state income taxes		167,113
Total income tax provision	$	240,313

In accordance with ASC Topic 740, Income Taxes, the Company assesses its tax positions based on available positive and negative evidence and, if it concludes that it is not more likely than not (likelihood of more than 50%) that its positions will withstand an examination, the position is unrecognized in the financial statements and a liability for uncertain tax positions is booked along with respective estimated interest and penalties. At December 31, 2014, the Company has $226,378 of uncertain tax position liability and $22,245 of uncertain tax position interest and penalties which are related to tax positions taken in prior years. The liabilities are included in income tax payable in the Statement of Financial Condition. The total effect of these liabilities of $248,623 was booked to retained earnings (note 13).

The tax years that remain subject to examination by various tax jurisdictions are 2011 – 2014.

Note 8: DEFERRED COMPENSATION PLAN

On January 1, 2006, the Company adopted an unfunded non-qualified deferred compensation plan (the "Plan") for a select group of management or highly compensated employees. The purpose of the Plan was to promote growth and profitability by providing officers and other key executives of the Company with an incentive to achieve long-term corporate objectives. The amounts of compensation deferred were determined by a committee selected by the Board of Directors as its duly authorized delegates. Since the Plan was unfunded, the Company was not required to segregate funds representing the value of deferred compensation granted under the Plan and credited to a participant's deferred compensation account. Accordingly, a participant's rights to deferral amounts credited under the Plan were those of a general creditor of the Company. For the year ending December 31, 2014, the Company has accrued zero compensation to be credited to the Plan as all deferred compensation has fully vested and the Plan is no longer in place.

Note 9: RELATED PARTY TRANSACTIONS

The Company, the Parent, and GSI share personnel, administrative expenses, and office space. All costs incurred for such shared expenses are reimbursed quarterly in accordance with an administrative services agreement. Additionally, the Company is party to a research services agreement with the Parent whereby the Company purchases research materials in order to provide to its brokerage customers. At December 31, 2014, the amount payable to the Parent was $331,431.

The Company was affiliated with Eastdil Secured as eight current and former employees of Eastdil Secured owned an interest in the Company's Parent prior to the Company Reorganization, which ended the affiliation on December 10, 2014 (note 3). The Company assisted Eastdil Secured in evaluating certain transactions that may have involved the use of securities of public real estate companies as currency. The Company received a percentage of net revenue from these transactions as well as a general advisory fee from Eastdil Secured. At December 31, 2014 revenue derived from this arrangement was $1,691,875 and is classified as commission revenue in the statement of income.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 10: EMPLOYEE PENSION PLAN

Effective January 1, 2009, the Company adopted a retirement plan ("the Plan") with a cash or deferred arrangement and company matching contributions that is intended to meet the qualification requirements under Section 401(a) of the Internal Revenue Code. Towards the end of 2009, the Company became aware that the plan may have misclassified certain employee elective deferrals as employer matching contributions. Subsequently, the Company implemented a corrective action plan to properly classify the matching contributions as employee elective deferrals and return any excess elective deferrals to the participants. The Company did not make any matching contributions for the year ended December 31, 2009. The Company has been advised that if the IRS does not determine that their corrective action is acceptable, the Company may be required to make matching contributions to the plan for the year ended December 31, 2009 in order for it to retain its tax-qualified status.

For the year ended December 31, 2014, the Company made matching contributions to the Plan in the amount of $314,752. This amount is included in employee compensation and benefits on the accompanying Statement of Income.

Note 11: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter- parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 12: ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The Company leases office space under non-cancelable lease agreements with third parties, which expire in 2016. The Company reflects lease expense over the lease terms on a straight-line basis. Occupancy lease agreements, in addition to base rentals, generally are subject to escalation provisions based on certain costs incurred by the landlord. Deferred rent related to the straight-line basis of leases is $6,108 as of December 31, 2014, and is included in Accounts payable, accrueds.

At December 31, 2014, the minimum annual payments are as follows:

Year Ending December 31,	
2015	$ 63,904
2016	45,866
	$ 109,770

Occupancy expense was $1,113,871 for the year ended December 31, 2014.

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2014, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

During the year ended December 31, 2014, the Company determined that it had established nexus in certain states during prior periods without properly collecting and remitting sales tax. At December 31, 2014, $124,473 is recorded in sales tax payable on the Statement of Financial Condition.

Note 13: REVISION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The financial statements as of and for the year ended December 31, 2013, not presented herein, were audited by other independent auditors, whose report dated February 25, 2014 expressed an unqualified opinion on those financial statements. The following adjustments have been made to revise the previously reported December 31, 2013 balances to comply with GAAP:

	Balance at 12/31/13, as previously reported	*Adjustment*	*Balance at 12/31/13, as revised*
ASSETS			
Trade vs. Settlement Date Adjustment:			
Receivables from clearing organization	1,502,427	51,219	1,553,646
A/R on Subscription Sales:			
Accounts Receivable	5,287,191	(1,327,776)	3,959,415
LIABILITIES			
Straight-line Rent Adjustment:			
Deferred Rent Payable	--	583,900	583,900
Vacation Accrual Adjustment:			
Employee compensation and benefits payable	6,870,618	422,604	7,293,222
Sales Tax Payable:			
Sales tax payable	--	599,919	599,919
Income Taxes Payable:			
Income taxes payable	182,544	562,303	744,847
Deferred Revenue on Subscription Sales:			
Deferred Revenue	8,452,284	(1,327,776)	7,124,508
EQUITY			
Retained earnings	8,059,235	(1,919,977)	6,139,258
Common stock and APIC	5,418,606	(197,530)	5,221,076
Total equity	13,477,841	(2,117,507)	11,360,334
NET INCOME	10,909,515	927,122	11,836,637
STATEMENT OF CASH FLOWS			
Cash provided by operating activities	12,643,684	1,630,053	14,273,737
Cash from financing activities	(14,828,487)	(1,630,053)	(16,458,540)
Net decrease in cash	(2,307,509)	--	(2,307,509)

Note 13: REVISION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

(Continued)

The errors relate to the recognition of deferred rent payable to record rent expense on the Company's office lease on a straight line basis, to record receivables from clearing organization as a result of recording trading commissions on a trade date basis rather than a settlement date basis, to record vacation expense related to accrued but unpaid vacation, to reverse the recognition of accounts receivable and deferred revenue on subscription sales until the service period has begun, to record income and sales tax expense on the company's sale of taxable services in certain jurisdictions, classifying restricted stock dividends as a reduction of retained earnings instead of compensation expense in the amount of $1,630,053, and vesting of restricted stock at grant date value instead of vesting date value in the amount of $197,530, of which $24,186 is attributable to 2013.

As the prior period financial statements have not been presented herein, the revision has been reflected as adjustments to January 1, 2014 equity. These adjustments were audited in connection with the audit of the December 31, 2014 financial statements.

Note 14: RECENTLY ISSUED ACCOUNTING STANDARDS

In May 2014, the FASB and International Accounting Standards Board ("IASB") jointly issued a new revenue recognition standard that will improve financial reporting by creating common recognition guidance for U.S. GAAP and International Financial Reporting Standards ("IFRS"). This guidance provides a more robust framework for addressing revenue issues, improves the comparability of revenue recognition practices across industries, provides more useful information to users of financial statements through improved disclosure requirements and simplifies the presentation of financial statements. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance is effective on a retrospective basis for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. This guidance permits the use of either a full retrospective method or a modified retrospective approach in which it would be applied only to the most current period presented along with a cumulative-effect adjustment at the date of adoption. The Company is currently evaluating the implications of this pronouncement.

Note 15: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2014, the Company had net capital of $1,343,470 which was $1,134,880 in excess of its required net capital of $180,777 and the Company's ratio of aggregate indebtedness ($2,711,648) to net capital was 2.06 to 1, which is less than the 15 to 1 maximum allowed.

Green Street Trading, LLC
Schedule I- Computation of Net Capital Requirements
Pursuant to Rule 15c3-l
As of December 31, 2014

Computation of net capital		
Member's equity		$ 1,555,421
Less: Non-allowable assets		
Accounts receivable, net	$ (91,599)	
Property and equipment, net	(5,988)	
Other assets	(114,364)	
Total non-allowable assets		(211,951)
Net capital before haircuts		1,343,470
Less: Haircuts and undue concentration		
Haircut on mutual funds	(27,813)	
Total haircuts & undue concentration		(27,813)
Net capital		1,315,657
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	180,777	
Minimum dollar net capital required	100,000	
Net capital required (greater of above)		180,777
Excess net capital		$ 1,134,880
Ratio of aggregate indebtedness to net capital		2.06

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's amended unaudited Form X-17A-5 report dated December 31, 2014.

See independent auditor's report

Green Street Trading, LLC

Exemption Report Pursuant to Rule 17a-5(d) 4

For the Period June 1, 2014 to December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Green Street Trading, LLC

We have reviewed Green Street Trading, LLC's assertions, included in the accompanying Green Street Trading, LLC's exemption report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii), as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period June 1, 2014 to December 31, 2014 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period June 1, 2014 to December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

March 16, 2015

PricewaterhouseCoopers LLP, 601 South Figueroa Street, Los Angeles, CA 90017
T: (213) 356 6000, F: (813) 637 4444, www.pwc.com/us

Green Street Trading, LLC's Exemption Report

Green Street Trading, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the period June 1, 2014 to December 31, 2014 without exception.

____
Green Street Trading, LLC

By: ______________________________
Warner Griswold
Title: COO/CFO/CCO
3/16/2015

Green Street Trading, LLC

Report on the SIPC Annual

Assessment Pursuant to Rule 17a-5(e) 4

For the Year Ended December 31, 2014

pwc

Report of Independent Accountants

To the Management of Green Street Trading, LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Green Street Trading, LLC for the year ended December 31, 2014, which were agreed to by Green Street Trading, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Green Street Trading, LLC's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2014. Management is responsible for Green Street Trading, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:
    a. The payment made with Form SIPC-6 on page 1, section 2B in the amount of $52,837 was agreed to the bank statement obtained from Jimmy Meek, Controller, dated July 24, 2014, check number 9683 with no differences noted.
    b. The payment made with Form SIPC-7 on page 1, section 2F in the amount of $64,084 was agreed to the bank statement obtained from Jimmy Meek, Controller, dated February 17, 2015, check number 667 noting a difference of $5,403.
2. Compared the Total Revenue amount reported on page 4 of the audited Form X-17A-5 for the year ended December 31, 2014 to the Total revenue amount of $46,215,802 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2014 noting no differences.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions on line 2c(3), "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" of $1,608,574 to the amount reported on the line "Floor brokerage, exchange, and clearance fees" per the Statement of Income for the year ended December 31, 2014, of the audited Form X-17A-5, with no differences noted.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $44,607,228 and $111,518, respectively, of the Form SIPC-7, with no differences noted.

pwc

b. Recalculated the mathematical accuracy of the deduction, "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" listed on page 2 line 2c(3) of $1,608,574 (as described in 3a), noting no differences. The recalculation was performed by agreeing the amount to the general ledger account 'Trading expense Dallas', noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Green Street Trading, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 16, 2015

Green Street Trading, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2014

		Amount
Total assessment	$	111,518
SIPC-6 general assessment Payment made on July 24, 2014		(52,837)
SIPC-7 general assessment Payment made on February 17, 2015		(64,084)
Total assessment balance (overpayment carried forward)	$	(5,403)